UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, November 16, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of a Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The First Tranche of approximately AU$2.1million (US $1.925 million) of Capital was initially scheduled to close on 3 November but had been extended subsequently until Friday of last week.
The Board has now extended the First Tranche payment until Thursday 19 November in line with Metal Storm’s added requirement that the full funding of US$35 million is placed jointly under the authority and control of Metal Storm and AFHL prior to Metal Storm calling Shareholder and Note Holder meetings seeking agreement to the funding package. The confirmation of the joint funding is expected this week but is not yet in place.
A Metal Storm Director has been in Hong Kong assisting with closure of the transaction during the past week.
The market will be kept informed of further developments.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
BRISBANE, 20 November, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has previously announced the signing of an Equity Subscription Agreement and a Loan Facility Agreement for an investment of US$35 million by Assure Fast Holdings Limited BVI (AFHL).
The First Tranche of approximately AU$2.1million (US $1.925 million) of Capital was initially scheduled to close on 3 November but had been extended subsequently until Thursday 19 November.
The Board has now extended the finalisation of the Subscription Agreement and related matters until close of business Monday 23 November. The matters to finalise the Agreement are now in place and the First Tranche payment for new equity of $2.1M is expected today, Friday 20 November, but no later than close of business Monday. The timing depends only on Bank transfer requirements.
The Company is closely controlling its expenditure and resources. Its cash position is very low and is being monitored daily.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited — Ph: +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/Scheme	Metal Storm Limited
ACN/ARSN	064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	13/11/2009

The previous notice was given to the company on	28/10/2009

The previous notice was dated	28/10/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	135,092,644	18.03%	127,482,644	17.01%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
		entitled to be
	Registered holder of	registered as	Nature of relevant	Class and number of
Holder of relevant interest	securities	holder (8)	interest(6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	103,782,640 ordinary shares	103,782,640

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,700,004 ordinary shares	23,700,004

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date	17/11/09
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 2 pages referred to in number 3 of the ASIC Form 604 signed and dated 17 November 2009.

				Class and number	Person’s
	Person whose		Consideration given in	of securities	votes
Date of	relevant interest	Nature of	relation to change (7)	affected	affected
Change	Changed	Change (6)	AUD$	Common Stock	Common Stock
26/10/2009	James Michael O’Dwyer	Market Disposition	$0.038	273,000	273,000
30/10/2009	James Michael O’Dwyer	Market Disposition	$0.030	500,000	500,000
04/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	200,000	200,000
04/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	500,000	500,000
04/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	350,000	350,000
05/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	225,000	225,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	250,000	250,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	300,000	300,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.040	250,000	250,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.040	127,000	127,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.040	500,000	500,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.035	550,000	550,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.033	300,000	300,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.034	400,000	400,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.035	525,000	525,000
06/11/2009	James Michael O’Dwyer	Market Disposition	$0.032	350,000	350,000
09/11/2009	James Michael O’Dwyer	Market Disposition	$0.029	440,000	440,000
09/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	250,000	250,000
10/11/2009	James Michael O’Dwyer	Market Disposition	$0.030	250,000	250,000
10/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	250,000	250,000

				Class and number	Person’s
	Person whose		Consideration given in	of securities	votes
Date of	relevant interest	Nature of	relation to change (7)	affected	affected
Change	Changed	Change (6)	AUD$	Common Stock	Common Stock
10/11/2009	James Michael O’Dwyer	Market Disposition	$0.031	320,000	320,000
10/11/2009	James Michael O’Dwyer	Market Disposition	$0.029	500,000	500,000

Total				7,610,000	7,610,000

James Michael O’Dwyer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: November 20, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary